SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

June 13, 2017

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips announces exchange ratio for 2016 dividend in shares”, dated June 13, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 13th day of June, 2017.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(General Secretary)

Press Information

June 13, 2017

Philips announces exchange ratio for 2016 dividend in shares

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today announced that the exchange ratio for the dividend in shares for the year 2016 has been determined. The exchange ratio is 1 new common share for every 39.7547 existing common shares. This ratio was based on the volume weighted average price on Euronext Amsterdam of June 7, 8 and 9, 2017, of EUR 31.7738 and was calculated in a manner that the gross dividend in shares is approximately equal to the gross dividend in cash.

Shareholders were given the opportunity to make their choice between cash and shares between May 17, 2017 and June 9, 2017. If no choice was made during this election period, the dividend will be paid in cash. Both the dividend in cash and the dividend in shares will be made payable to shareholders from June 14, 2017.

For 48.3% of the shares, an election was made for a share dividend and 11,264,163 new common shares were issued, resulting in a 1.2% dilution.

Following the payment of the dividend on June 14, 2017, the total issued share capital of Philips amounts to EUR 188,181,805.40 and represents 940,909,027 ordinary shares.

For further information, please contact:

Ben Zwirs

Philips Group Press Office

Tel.: +31 6 1521 3446

E-mail: ben.zwirs@philips.com

Ksenija Gonciarenko

Philips Investor Relations

Tel.: +31 6 3191 4905

E-mail: ksenija.gonciarenko@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions.

June, 2017 Page: 2

Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips’ health technology portfolio generated 2016 sales of EUR 17.4 billion and employs approximately 70,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.